UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period October 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated October 19, 2004

2.

News Release dated October 21, 2004

3.

News Release dated October 29, 2004

4.

News Release dated November 2, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  November 5, 2004                                Signed: /s/ Christopher Dyakowski

                                                                                             Christopher Dyakowski,

                                                                                             Director

STORM CAT ENERGY CORPORATION

SUITE 101 – 521 3rd AVENUE, S.W.

CALGARY, ALBERTA CANADA T2P 3T3

October 19, 2004

STORM CAT ENERGY CORPORATION ANNOUNCES APPOINTMENT OF MR. SCOTT

ZIMMERMAN AS PRESIDENT

CALGARY, Alberta – Storm Cat Energy Corporation (TSX Venture: SME) is pleased to announce the appointment of Mr. Scott Zimmerman of Denver, Colorado, currently a Director of Company, as the new President of Storm Cat Energy. Mr. Zimmerman is well recognized in the North American coal bed methane industry as an innovative and successful engineering professional.

Mr. Zimmerman’s extensive experience includes Vice-President of Operations & Engineering for Evergreen Resources Inc. He is credited with diversifying and building substantial value in coal bed methane production for that company. Since Pioneer Natural Resources’ recent $2.1 billion take-over of Evergreen Resources, Mr. Zimmerman was invited to lead Storm Cat Energy in expanding the Company’s coal bed methane projects and initiatives in North America and Asia. Storm Cat Energy’s past President, Mr. Chris Dyakowski, will continue his involvement as an Officer of the Company.

By Order of the Board of Directors of

Storm Cat Energy Corporation

“Carmen Etchart”

Carmen Etchart

Corporate Secretary

For further information, contact us at info@stormcatenergy.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

STORM CAT ENERGY CORPORATION

SUITE 100 - 521 3RD AVENUE, S.W.

CALGARY, ALBERTA CANADA T2P 3T3

October 21, 2004

STORM CAT ENERGY CORPORATION REPORTS ON SOUTHERN GOBI (NOYON WEST)

COAL BED METHANE PROJECT

CALGARY, Alberta – Storm Cat Energy Corporation (TSX Venture: SME) reports that it completed the planned surface mapping project during the summer of this year, during which surface outcrops of bituminous coking coal were successfully documented and mapped within a traditional geologic framework. The Company then proceeded, during the last three months, with an extensive stratigraphic drilling program in the Nariin Sukhait region of southern Mongolia. Shallow drilling (eight exploratory holes) involved the collection of continuous core samples, including important coal accumulations exceeding over 41m in total thickness, occurring in as many as 10 separate seams. Most drilling depths were limited to 150 m due to mechanical constraints of the cost effective Mongolian rig, operated by Erdgeo Drilling Company. The shallow drilling locations were designed by Storm Cat to sub-parallel the coal exposures along the 70 km length of the Nariin Sukhait thrust fault. The objective was to encounter these 230 million-year-old Permian aged coals in the subsurface, using the surface expression or outcrops of coal as clues to the likely presence of correlative subsurface coal deposits. The shallow drilling program was successful, as evidenced by the unusually thick coal accumulations documented above; seven of these eight exploratory wells encountered substantial amounts of coal. Management concluded the eighth well bore was simply unable to reach the coal-bearing intervals due to the depth restrictions of the small drilling rig.

As a result of these depth limitations, a larger drilling rig from CanAsia Drilling is currently moving into selected locations where up to three wells will be drilled and cores taken throughout the coal seam intervals, down to 900m total depth (TD). Storm Cat intends to encounter the downdip or deeper expressions of the coals already found in the shallow tests, and expects to encounter new coal seams at untested depths. Drilling locations will be placed south of the Nariin Sukhait thrust fault, where gas content work will evaluate the gas “richness” of the various coal seams. An experienced North American “gas content” (or desorption) company, Hampton, Waechter & Associates, is assisting in data collection and providing Storm Cat Energy with proven methods of quality measurements for the purpose of calculating the gas content within the coal seams. These deeper tests will also attempt to document the occurrence of coal cleating (an intricate “fracture” pattern), necessary for providing effective pathways for gas or methane production. Documentation of acceptable gas contents and permeability pathways marks a critical phase in Storm Cat’s ongoing Mongolian program.

Additionally, Storm Cat is currently pursuing and actively negotiating natural gas from coal (NGC) opportunities in Western Canada and the United States. Results of this activity will be forthcoming in a timely manner.

Storm Cat Energy further announces the engagement of The Kottmeier Resolution Group Ltd. to provide the Company with investor relations services. The Kottmeier Resolution Group will initiate and maintain contact with the financial community, shareholders and investors. In addition, they will assist Storm Cat’s management in strategizing, formulating and implementing its communications programs. The Kottmeier Resolution Group has been engaged under a services agreement having an initial term of six months. It will be paid cash consulting fees of $7,500 per month, and will be reimbursed for expenses that have been pre-approved by the Company. In addition, Kris Kottmeier, a principal of The Kottmeier Resolution Group has been granted 100,000 stock options under the Company’s option plan exercisable at a price of $1.52 per share for a period of up to five years and expiring 30 days following the termination of the consulting engagement with the Company. These options will vest over the next 12 months as to 25% at the end of each 3- month period.

Neither The Kottmeier Resolution Group Ltd., nor any of its principals or shareholders currently own any securities of the Company.

By Order of the Board of Directors of

Storm Cat Energy Corporation

“Carmen Etchart”

Carmen Etchart

Corporate Secretary

For further information, please contact: info@stormcatenergy.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

STORM CAT ENERGY CORPORATION

SUITE 100 - 521 3RD AVENUE, S.W.

CALGARY, ALBERTA CANADA T2P 3T3

October 28, 2004

STORM CAT ENERGY CORPORATION ANNOUNCES “AGREEMENT IN PRINCIPLE” WITH PETROLEUM AUTHORITY OF MONGOLIA

CALGARY, Alberta – Storm Cat Energy Corporation (the “Company”) (TSX Venture: SME) announces it has agreed in principle with the Petroleum Authority of Mongolia (“PAM”) to negotiate the terms of a formal Joint Exploration Agreement with respect to the exploration by the Company on additional lands in Mongolia covering various substantial coal deposits in which Storm Cat believes may be appropriate for the extraction of Natural Gas from Coals. Thus far, there is no binding commitment to either party. Any agreement entered into by the Company will be subject to regulatory approvals.

By Order of the Board of Directors of

Storm Cat Energy Corporation

“Carmen Etchart”

Carmen Etchart

Corporate Secretary

For further information, contact Investor Relations at 604-836-5440 or info@stormcatenergy.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

STORM CAT ENERGY CORPORATION

SUITE 100 - 521 3RD AVENUE, S.W.

CALGARY, ALBERTA CANADA T2P 3T3

November 1, 2004

STORM CAT ENERGY CORPORATION ANNOUNCES PRIVATE PLACEMENT

CALGARY, Alberta – Storm Cat Energy Corporation (the “Company”) (TSX Venture: SME) has entered into a non-binding Letter of Intent with Haywood Securities Inc. (“Haywood”) under which Haywood will act as its agent in connection with a best efforts private placement offering of up to 1,920,500 units at a price of $1.25 per unit. Each unit will consist of one common share and one-half of one share purchase warrant. Each full warrant will entitle the subscriber to purchase one common share for a period of 12 months from the date of closing of the offering and will be exercisable at a price of $1.55 per share. Haywood will be paid a cash commission of 8% of the gross proceeds of the offering and will receive Agent warrants to purchase 15% of the number of units sold under the offering. Each Agent’s warrant will be exercisable into one common share at a price of $1.55 for a period of 12 months from the date of closing of the offering. The subscription proceeds of up to $2,400,000 CDN will be used to finance the Company’s general exploration and land acquisition activities, as well as working capital.

The Company also proposes concurrently to conduct a non-brokered private placement of up to 800,000 units having the same terms as those outlined above, for a total of $1,000,000 CDN. These funds would be allocated to general exploration and land acquisition activities, as well as working capital. No finder’s fee or commissions are contemplated with this non-brokered private placement.

Both private placements are subject to acceptance for filing by the TSX Venture Exchange.

By Order of the Board of Directors of

Storm Cat Energy Corporation

“Scott Zimmerman”

Scott Zimmerman

President

For further information, contact Investor Relations at 604-836-5440 or info@stormcatenergy.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.